Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2008

Byung Ho Hoang
Chief Financial Officer
(Principal Financial Officer)
Eugene Science, Inc.
8th Floor, LG Palace Building
165-8 Donggyo-Dong
Mapo Gu, Seoul, Korea

Re: Eugene Science, Inc.
**   Form 10-KSB for the Year Ended December 31, 2007**
**   File No. 000-50601**

Dear Mr. Hoang:

        We have completed our review of your Form 10-KSB and have no further comments at this time.

                                        Sincerely,

                                        Carlton E. Tartar
                                        Accounting Branch Chief